Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO HOST CAPITAL MARKETS DAY ON TUESDAY, DECEMBER 5, 2023

Milan, November 30, 2023 – Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”) will host a Capital Markets Day at the New York Stock Exchange on Tuesday, December 5, 2023.

The event will start at 8:00 am EST and is expected to finish at approximately 10:30am EST.

To attend the event in person you must register in the “Events” page on the Investor Relations section of the Company’s website. A live webcast of the event will be available on the same page on the day of the event and for 12 months from the event.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events & Presentations” tab on the Investor Relations section of the Company’s website.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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